UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2005

LEGRAND HOLDING S.A.

 (Translation of registrant's name into English)

128, avenue du Maréchal de Lattre de Tassigny

87000 Limoges

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosures:

Management Comments dated July 29, 2005 announcing the result of Legrand Holding S.A. as of and for the period ended June 30, 2005.

Legrand Holding S.A. Operating and Financial review and Prospects for the six month period ended June 30, 2005.

Consolidated Financial Statements of Legrand Holding S.A. pursuant to US GAAP, as of and for the period ended June 30, 2005

Limoges, July 29, 2005

2005 first half results:

Strong 6.9% rise in sales at constant scope of consolidation and exchange rates(1)

Improvement in operating income

-----------

•

Robust growth in sales across all geographical zones with a rise of nearly 18% over two years at constant scope of consolidation and exchange rates (1)

•

Continued investment in sales and new product launches

•

Negative impact of raw material cost increase

•

Improvement in operating income

Gilles Schnepp, Vice Chairman and Chief Executive Officer comments: "In a context of persistently favorable markets, on-going investment in sales and marketing combined with product launches in the first half of 2005 enabled Legrand to report a strong rise in sales at constant scope of consolidation and exchange rates(1).

Operating income has continued to rise. This came despite levels achieved in the first half of 2004 providing a strong basis for comparison, higher investment in sales and R&D expense aimed at fueling growth and a strong increase in raw material cost.

Assuming no change in market conditions, Legrand should maintain vigorous growth in sales and results.”

Consolidated data	1st Half 2005	1st Half 2004	% change 2005/2004	2004
(€ millions, US GAAP)
Sales	1,582.6	1,486.2	6.5%	2,926.3
Maintainable EBITDA (2)	342.7	335.3	2.2%	629.6
% sales	21.7%	22.6%		21.5%
EBITDA (2)	328.2	331.3	-0.9%	607.2
Maintainable operating income before goodwill and purchase accounting (3)	268.7	255.8	5.0%	478.5
% sales	17.0%	17.2%		16.4%
Operating income before goodwill and purchase accounting (3)	254.2	251.8	1.0%	456.1
Operating income	202.7	191.6	5.8%	331.2
% sales	12.8%	12.9%		11.3%
Net income	52.9	33.6	57.4%	15.8
Net cash provided from operating activities	116.9	199.2	-41.3%	412.3
% sales	7.4%	13.4%		14.1%
Net financial debt (4)	1,939	2,086	-7.0%	1,851

Business and earnings

Sales: Legrand's net sales for the first half of 2005 came to €1,582.6 million, showing a 6.9% rise at constant scope of consolidation and exchange rates(1). Sales growth on a reported basis was 6.5%, after a negative exchange-rate impact of 0.7% over the period.

At constant scope of consolidation and exchange rates (1), sales growth by geographical region broke down as follows:

	1st Half 2005	Cumulated growth over two years
France	+ 5.6%	+ 13%
Italy	+ 3.4%	+ 10%
Rest of Europe	+ 7.8%	+ 21%
USA/Canada	+ 10.2%	+ 27%
Rest of the World	+ 9.9%	+ 24%
Total	+ 6.9%	+ 18%

Sales growth in the US and Canada remained very strong at 10.2%, reflecting the commitment of our sales teams and a host of sales and marketing investments in recent months.

In the Rest of the World area, sales rose a steep 9.9% with good showings in Asia and Africa/Middle East.

Sales were also up in the Rest of Europe area, showing an overall rise of 7.8%, with particularly good performances in Eastern Europe and in the more mature markets of Northern Europe.

In France, business continued robust, with sales up 5.6%, while in Italy sales increased 3.4% in unfavorable conditions.

Earnings : Operating income rose 5.8% from the first half of 2004 to represent 12.8% of sales. Before goodwill, purchase accounting entries and restructuring, operating income increased by 5.0% to represent 17.0% of sales.

As of June 30, 2005, net financial debt before taking into account the impact of 2005 currency translation and the recent acquisitions amounts to €1,780 million.

Growth and innovation

Legrand has pursued initiatives to fuel growth:

•

Product launches, in particular Wifi access points integrated into Sagane wiring devices sold in France; the new Starsys home protection range in South America; the Miro home automation line in the US; the new Axolute premium range of wiring devices and the new Interlink Office floor boxes in Italy. These follow a string of other new product roll-outs in recent months, most notably the In One By Legrand, XL3, Synergie and Mylink lines.

•

Expanded sales and marketing teams, with staff up nearly 4% from June 2004 to over 4,000 at present. Sales forces have grown in particular in the USA/Canada and the Rest of the World, where markets offer particularly attractive potential.

Definitions:

(1)

The table below represents the reconciliation of net sales by geographical region as reported and net sales by geographical region excluding the effect of changes in the scope of consolidation for the first six months of 2004 and the reconciliation of net sales by geographical region as reported and net sales by geographical region at constant exchange rates for the first six months of 2005 both used to calculate variation of sales at constant scope of consolidation and exchange rates:

Net sales by destination		Consolidated	France	Italy	Rest of Europe	USA and Canada	RoW
		(€ in millions)
Net sales 2004 as reported		1,486.2	426.9	321.3	281.0	263.5	193.5
Impact of changes in the scope of consolidation		4.0	(0.2)	(5.0)	(1.3)	8.6	1.9
Net sales 2004 adjusted for changes in the scope of consolidation	(1)	1,490.2	426.7	316.3	279.7	272.1	195.4

Net sales 2005 as reported		1,582.6	450.6	326.9	303.5	286.4	215.2
Impact of variations in exchange rates		11.0	0.0	0.0	(2.1)	13.5	(0.4)
Net sales 2005 adjusted for variations in exchange rates	(2)	1,593.6	450.6	326.9	301.4	299.9	214.8

Like for like variation (2) vs (1)		6.9%	5.6%	3.4%	7.8%	10.2%	9.9%

(2)

Reconciliation of EBITDA  and Maintainable EBITDA with Net income:

in €millions	1st Half 2005	1st Half 2004	FY 2004
Net income	52.9	33.6	15.8
Less minority interests + equity in earnings of investees	0.8	(0.5)	(1.4)
Add income tax	37.3	32.5	40.5
Add loss on extinguishment of debt	0.0	0.0	50.7
Less exchange/translation results	24.0	9.1	(5.8)
Add changes in swap fair market value	(2.7)	7.9	19.5
Add interest expenses	90.4	109.0	211.9
Operating income	202.7	191.6	331.2
Add amortization and depreciation	125.5	139.7	276.0
EBITDA	328.2	331.3	607.2
Less profit and loss on assets disposal	0.6	(6.3)	(5.3)
Add one time restructuring expenses	13.9	10.3	27.7
Maintainable EBITDA	342.7	335.3	629.6

EBITDA means operating income plus depreciation of tangible assets and amortization of intangible assets. EBITDA is not a measure of performance under US GAAP and you should not consider EBITDA as an alternative to (a) operating income or net income  (as determined in accordance with US GAAP) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with US GAAP) as a measure of our ability to meet cash needs or (c) any other measures of performance under US GAAP. We believe that the EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods. Accordingly, this information has been included to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our debt servicing ability. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

Maintainable EBITDA: we have included Maintainable EBITDA as a measure because we believe it provides a more accurate view of our recurring operating performance as it is adjusted to exclude non-recurring items. We believe this measure enhances comparability of our results of operations to those of other companies, to the historical results of Legrand SA, our predecessor, as well as the financial models and expectations of investors and security analysts.

Reconciliation between net cash  provided from operating activities and EBITDA :

in € millions	1st Half 2005	1st Half 2004	FY 2004
Net cash provided from operating activities	116.9	199.2	412.3
Non operating expenses (income)	149.8	158.0	315.4
Changes in operating assets and liabilities	99.4	(6.8)	(59.1)
Other	(37.9)	(19.1)	(61.4)
EBITDA	328.2	331.3	607.2

(3)

Reconciliation of operating income before goodwill and purchase accounting and Maintainable operating income before goodwill and purchase accounting with Net Income:

in €millions	1st Half 2005	1st Half 2004	FY 2004
Net income	52.9	33.6	15.8
Less minority interests + equity in earnings of investees	0.8	(0.5)	(1.4)
Add income tax	37.3	32.5	40.5
Add loss on extinguishment of debt	0.0	0.0	50.7
Less exchange/translation results	24.0	9.1	(5.8)
Add changes in swap fair market value	(2.7)	7.9	19.5
Add interest expenses	90.4	109.0	211.9
Operating income	202.7	191.6	331.2
Add purchase accounting entries	51.5	60.2	124.9
Add amortization/impairment of goodwill	0.0	0.0	0.0
Operating income before goodwill and purchase accounting	254.2	251.8	456.1
Less profit and loss on assets disposal	0.6	(6.3)	(5.3)
Add one time restructuring expenses	13.9	10.3	27.7
Maintainable operating income before goodwill and purchase accounting	268.7	255.8	478.5

Operating income before goodwill and purchase accounting means operating income plus amortization/impairment of goodwill and amortization of intangible and tangible assets  due to purchase accounting entries. Operating income before goodwill and purchase accounting is not a measure of performance under US GAAP and you should not consider operating income before goodwill and purchase accounting as an alternative to (a) operating income  or net income  (as determined in accordance with US GAAP) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with US GAAP) as a measure of our ability to meet cash needs or (c) any other measures of performance under US GAAP. We believe that the operating income before goodwill and purchase accounting is a measure which assists in comparing performance on a consistent basis without regard to amortization/impairment of goodwill and purchase accounting entries. Moreover, this measure allows investors to compare Legrand’s current performance with Legrand SA’s, our Predecessor, performance on a comparable basis.

Maintainable operating income before goodwill and purchase accounting: we have included Maintainable operating income before goodwill and purchase accounting as a measure because we believe it provides a more accurate view of our recurring operating performance as it is adjusted to exclude non-recurring items. We believe this measure enhances comparability of our results of operations to those of other companies, to the historical results of Legrand SA, our predecessor, as well as the financial models and expectations of investors and security analysts.

(4)

Net financial debt  is defined as follows:  short term borrowings + long term borrowings + subordinated securities – cash and cash equivalents - marketable securities- short term restricted cash – long term restricted cash. We are excluding the related party subordinated shareholder PIK loan in this calculation. Including the related party subordinated shareholder PIK loan net financial debt amounted to €3,244.2 million as of June 30, 2005, €3,331.7 million as of June 30, 2004 and €3,126.7 million as of December 31, 2004.

Forward looking statements:

This announcement contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995.  These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements).  Many of these factors are beyond our control.

Investors are urged to read the registration statement of Legrand Holding filed with the US Securities and Exchange Commission on Form F-4 on August 8, 2003, as amended and other relevant documents filed by Legrand Holding with the US Securities and Exchange Commission because they contain important information. Investors are able to view these documents, as well as other documents filed by Legrand Holding with the US Securities and Exchange Commission, free of charge at the US Securities and Exchange Commission’s website, www.sec.gov. Legrand Holding disclaims any obligation to publicly update or revise any forward-looking information.

LEGRAND HOLDING OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unless otherwise indicated, all amounts in this discussion and analysis are presented in accordance with US GAAP. You should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and the notes to such statements included in this form 6K.

Throughout the discussion that follows (Operating and Financial Review and Prospects), we refer to the  six month period  ended June 30, 2005 as “2005” and to  the six month period  ended June 30, 2004 as “2004.”

Please note that all percentages may be calculated on non rounded figures and therefore may vary from percentages calculated on rounded figures.

Overview

We are one of the world’s leading international manufacturers of products and systems for low-voltage electrical installations and data networks used in residential, commercial and industrial buildings. We are a “pure-play” operator, focused on developing, manufacturing and marketing a complete range of low-voltage electrical equipment—to the exclusion, for example, of electricity generation or transmission, bulbs and cables. We began operating more than 79 years ago and market our products under widely recognized brand names, including Legrand, Bticino and Ortronics. We are headquartered in Limoges, France with manufacturing and/or distribution subsidiaries and offices in more than 60 countries, and we sell our products in more than 160 national markets. Our key markets are France, Italy and the United States, which accounted for approximately 67% of our net sales (by destination) on average over the last three fiscal years.

Operating Results

Introduction

Our management analyzes our financial condition and results of operations on the basis of five geographic segments based on region of production and not on where we sell our products. These are:

•

France,

•

Italy,

•

Rest of Europe,

•

United States and Canada, and

•

Rest of the World.

For most purposes, we organize our management structure and internal controls on the basis of our geographic segments or national markets, rather than by product type or class, because local economic conditions and consumer demands are the principal factors affecting our sales and market performance.

For information on the impact of fluctuations in exchange rates on our consolidated results, see “—Variations in Exchange Rates” below.

The table below shows a breakdown of our net sales and operating income by geographical segment for the six months periods ended June 30, 2005 and 2004.

	First half June 30, Legrand Holding SA
	2004		2005
	€	%	€	%
	(€ in millions, except percentages)

Net sales by origin:
France	481.7	32.4	509.3	32.2
Italy	327.5	22.0	333.2	21.0
Rest of Europe(1)	272.0	18.3	291.3	18.4
United States and Canada	266.2	17.9	289.1	18.3
Rest of the World(2)	138.8	9.4	159.7	10.1

Total	1,486.2	100.0	1,582.6	100.0

Operating income by origin:
France	50.2	26.2	63.9	31.5
Italy	73.5	38.4	79.3	39.1
Rest of Europe(1)	16.1	8.4	19.1	9.4
United States and Canada	24.2	12.6	19.6	9.7
Rest of the World(2)	27.6	14.4	20.8	10.3

Total	191.6	100.0	202.7	100.0

_______________________

(1)

Including principally Belgium, Poland, Portugal, Spain, Russia and the United Kingdom.

(2)

Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

In order to provide investors with information on where we sell our products, the table below shows our consolidated net sales by destination for the six month periods ended June 30, 2005 and 2004. Sales by destination means all sales made to third parties by us in a given geographic market.

	First half June 30,
	Legrand Holding SA
	2004		2005
	€	%	€	%
	(€ in millions, except percentages)

Net sales by destination:
France	426.9	28.7	450.6	28.5
Italy	321.3	21.6	326.9	20.6
Rest of Europe(1)	281.0	18.9	303.5	19.2
United States and Canada	263.5	17.8	286.4	18.1
Rest of the World(2)	193.5	13.0	215.2	13.6

Total	1,486.2	100.0	1,582.6	100.0

______________________

(1)

Including principally Belgium, Poland, Portugal, Spain, Russia and the United Kingdom.

(2)

Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

Factors that Affect our Results of Operations

Net Sales

Net sales by segment include sales of products that are exported from the segment’s geographic area, but exclude all intra-group sales.

Our various national and regional markets have different demand trends, principally as a result of local economic conditions and local standards of living, which affect the level of renovation, refurbishment and new building of homes, stores and office buildings, as well as the level of corporate investment in industrial facilities. Underlying demand is also linked to the rate of real estate turnover, since newly acquired properties are frequently renovated or refurbished. We estimate that approximately 60% of our consolidated net sales are generated from the renovation market, which we believe limits our exposure to the more cyclical nature of the new construction market which represents approximately 40% of our consolidated net sales.

Changes in our consolidated net sales reflect five principal factors:

(i)

changes in sales volume (i.e. the number of units of each product sold in each period);

(ii)

the “mix” of products sold, including the proportion of new or upgraded products with higher prices;

(iii)

changes in product sales prices (including quantity discounts and rebates, and cash discounts for prompt payment);

(iv)

fluctuations in exchange rates between the euro and the currency in which the relevant subsidiary maintains its accounts, which affect the level of net sales from that subsidiary as expressed in euro upon consolidation; and

(v)

changes in the subsidiaries consolidated by us, principally as a result of acquisitions or disposals (which we refer to as “changes in the scope of consolidation”).

Cost of Goods Sold

Cost of goods sold consists principally of the following:

•

Costs of materials used in production. Excluding the impact of a non-recurring, non-cash purchase accounting charges of €125.8 million in 2003 and of €49.4 million in 2002 related to the re-valuation of inventories incurred in connection with the acquisition (the “non-recurring, non-cash purchase accounting charge”), costs of production materials accounted for approximately 52% of our consolidated cost of goods sold on average over the last three fiscal years. Approximately 64% of the cost of production materials relates to components and semi-finished goods and 36% to raw materials. We purchase most of the materials used in production locally. As a result, the prices of these materials are generally determined by local market conditions. However, we are aiming to increase the percentage of production materials that we purchase at the group level in order to benefit from economies of scale and enhanced purchasing power.

•

Salary costs and payroll charges for employees involved in manufacturing. These generally increase on an aggregate basis as sales and production volumes increase, and decline as a percentage of net sales as a result of economies of scale associated with higher production volumes. Excluding the impact of a non-recurring non-cash purchase accounting charge of € 125.8 million and of €49.4 million in 2002 related to the re-valuation of inventories incurred in connection with the acquisition (the “non-recurring, non-cash purchase accounting charge”), salaries and payroll charges accounted for approximately 28% of cost of goods sold on average over the last three fiscal years.

•

The remaining cost of goods sold consists of:

•

depreciation of fixed assets;

•

outsourcing or subcontracting costs which have increased over the last two years due to our more systematic make or buy approach of projects; and

•

other general manufacturing expenses, such as expenses for energy consumption.

The main factors that influence cost of goods sold as a percentage of net sales include:

•

production volumes, as we achieve economies of scale through higher production volumes by spreading fixed production costs over a larger number of units produced;

•

the implementation of cost control measures aimed at improving productivity, including automation of manufacturing processes, reduction of fixed production costs, refinements in inventory management;

•

the implementation of a purchasing project aimed at optimizing purchasing and reducing costs through globalization, internationalization and standardization; and

•

product life cycles, as we typically incur higher cost of goods sold associated with manufacturing over-capacity during the initial stages of product launches and when we are phasing out discontinued products.

Administrative and Selling Expenses

Our administrative and selling expenses consist principally of the following:

•

salary costs and payroll charges for sales personnel and administrative staff, which accounted on average for approximately 55% of our administrative and selling expenses over the last three fiscal years. Aggregate expenses relating to our sales personnel generally increase or decrease principally with changes in sales volume due to the need to increase or decrease sales personnel to meet changes in demand. Aggregate expenses relating to our administrative staff are generally less influenced by changes in sales volumes;

•

expenses related to the use and maintenance of administrative offices;

•

other administrative expenses, including expenses relating to logistics and information systems;

•

general advertising expenses, which tend to increase as we launch new, higher value-added and more expensive products that require increased marketing efforts;

•

other selling expenses, such as printing costs for catalogs and expenses incurred in connection with travel and communications, and

•

amortization expense for trademarks and other revalued assets recorded in conjunction with the acquisition of Legrand SA

Operating Income

Our operating income consists of net sales, less cost of goods sold, administrative and selling expenses, research and development expenses and other operating expenses. Operating income does not include our interest income (expense) (described below).

In general, increases in sales volume and related increases in production volumes may generate economies of scale due to lower operating expenses per unit sold, which results in higher operating income, both in absolute terms and as a percentage of net sales. For example, in the France and Italy segments where we have well-established market positions and in the Rest of the World, operating income adjusted for purchase accounting entries as a percentage of net sales is higher than in segments where our market position is less developed.

Net Interest Expense

Our net interest expense consists principally of interest income on cash and cash equivalents, less interest expenses, including interest paid on the TSDIs, the Yankee bonds, the High Yield bonds and the amounts made available to us under the facility agreement. See “—Liquidity and Capital Resources.”

Changes in Net Sales Excluding Changes in the Scope of Consolidation and Using Constant Exchange Rates

In the discussion below, we sometimes refer to net sales or changes in net sales “excluding the effects of changes in the scope of consolidation and using constant exchange rates.” We believe that this measure is a useful tool in analyzing, explaining and understanding changes and trends in our historical consolidated net sales. Measures described as “excluding the effects of changes in the scope of consolidation and using constant exchange rates” are computed as follows:

Companies Acquired during the Current Period

Where companies are acquired during the current period, the net sales of the acquired company are reflected in our consolidated statement of income for only the portion of the current period from the date of first consolidation of such company. Consolidated net sales excluding the effect of acquisition include sales of the acquired company, based on sales information we receive from the party from whom we acquired such company, for the portion of the prior period equal to the portion of the current period during which we actually consolidated the entity.

Companies Acquired during a Prior Period

Where companies were acquired during the prior period, the net sales of the acquired company are reflected in our consolidated statement of income for the entirety of the current period but only for the portion of the prior period from the date of first consolidation of such company. Consolidated net sales excluding the effect of acquisitions include sales of the acquired company, based on sales information we receive from the party from whom we acquired such company, for the portion of the prior period during which we did not consolidate the entity.

Disposals during the Current Period

Where companies are disposed of during the current period, the net sales of the company disposed of are reflected in our consolidated statement of income for only the portion of the current period prior to the date of disposal and deconsolidation. Consolidated net sales excluding the effect of disposals exclude sales of the divested company, for the portion of the prior period equal to the portion of the current period subsequent to its disposal.

Disposals during a Prior Period

Where companies were disposed of during the prior period, the net sales of the company disposed are not reflected in our consolidated statement of income for the current period. Consolidated net sales excluding the effect of disposals exclude sales of the divested company for the prior period.

Using constant exchange rates

Our consolidated historical net sales include the effects of exchange rate differences between the euro and other currencies. To analyze consolidated net sales excluding the effects of these exchange rate changes, we use constant exchange rates (by adjusting current year reported sales using prior period exchange rates) to compare year-to-year changes in net sales. We believe that this measure is a useful tool in analyzing, explaining and understanding changes and trends in our consolidated net sales. This is referred to as “using constant exchange rates” in the discussions below.

Reconciliation of Net Sales

Summarized below is a reconciliation of net sales as reported under US GAAP to net sales  excluding the effect of changes in the scope of consolidation and using constant exchange rates.

•

Evolution of net sales by origin excluding the effects of changes in the scope of consolidation and using constant exchange rates:

		First half ended June 30,
Net sales by origin		Consolidated	France	Italy	Rest of Europe	US and Canada	RoW
		(€ in millions)
Net sales 2004 as reported		1,486.2	481.7	327.5	272.0	266.2	138.8
Impact of changes in the scope of consolidation		4.0	(0.7)	(7.1)	(4.0)	8.4	7.6
Net sales 2004 adjusted for changes in the scope of consolidation	(1)	1,490.2	481.0	320.4	268.0	274.6	146.4

Net sales 2005 as reported		1,582.6	509.3	333.2	291.3	289.1	159.7
Impact of variations in exchange rates		11.0	0.0	0.0	(1.8)	13.5	(0.7)
Net sales 2005 adjusted for variations in exchange rates	(2)	1,593.6	509.3	333.2	289.5	302.6	159.0

Like for like variation (2) vs (1)		6.9%	5.9%	4.0%	8.0%	10.2%	8.7%

•

Evolution of net sales by destination (location of sales) excluding the effects of changes in the scope of consolidation and using constant exchange rates:

		First half ended June 30,
Net sales by destination		Consolidated	France	Italy	Rest of Europe	US and Canada	RoW
		(€ in millions)
Net sales 2004 as reported		1,486.2	426.9	321.3	281.0	263.5	193.5
Impact of changes in the scope of consolidation		4.0	(0.2)	(5.0)	(1.3)	8.6	1.9
Net sales 2004 adjusted for changes in the scope of consolidation	(1)	1,490.2	426.7	316.3	279.7	272.1	195.4

Net sales 2005 as reported		1,582.6	450.6	326.9	303.5	286.4	215.2
Impact of variations in exchange rates		11.0	0.0	0.0	(2.1)	13.5	(0.4)
Net sales 2005 adjusted for variations in exchange rates	(2)	1,593.6	450.6	326.9	301.4	299.9	214.8

Like for like variation (2) vs (1)		6.9%	5.6%	3.4%	7.8%	10.2%	9.9%

Additional factors that will affect our future net income

The acquisition of Legrand SA, the application of purchase accounting adjustments related thereto, and the related transactions affect our future results . In particular:

•

the substantial indebtedness that we incurred to finance the transactions related to the acquisition of Legrand SA (and the increased interest rate associated with that indebtedness has and will continue to keep our interest expense relatively high);

•

the significant intangible assets that we recorded in connection with the acquisition of Legrand SA have increased our amortization expense. The purchase accounting adjustment related to additional depreciation charges on re-valued assets is due principally to the re-valuation of patents and trademarks that will be depreciated using accelerated methods. As a consequence, this will have a significant impact on our operating income until 2009 and a less significant impact for 2010 and 2011.

Overview of Comparative Periods

First six months ended June 30, 2005 compared with the first six months ended June 30, 2004

Net Sales

Our consolidated net sales increased by 6.5% to €1582.6 million in 2005, compared with €1486.2 million in 2004. This resulted from:

•

a 6.9% increase in net sales excluding the effects of changes in the scope of consolidation and using constant exchange rates;

•

a 0.7% decrease in net sales due to unfavorable fluctuations in currency exchange rates in particular the decrease of the US dollar by 4.9% against the euro in the first six months of 2005 compared with the first six months of 2004; and

•

a 0.3% increase in net sales due to changes in the scope of consolidation.

The increase in net sales excluding changes in the scope of consolidation and using constant exchange rates reflects an increase in net sales in all segments mainly in Rest of Europe, USA/Canada and Rest of the World segments.

France. Net sales of our French subsidiaries increased by 5.7% to €509.3 million in 2005, compared with €481.7 million in 2004. This increase resulted from a 5.9% increase in net sales, excluding the effects of changes in the scope of consolidation, due to an increase in the demand for our products in France supported by a good commercial performance of our sales team and the launch of new products.

Italy.  Net sales by our Italian subsidiaries increased by 1.7% to €333.2 million in 2005, compared with €327.5 million in 2004. This increase resulted from a 4.0% increase in net sales excluding the effects of changes in the scope of consolidation partially offset by a 2.2% decrease in net sales due to changes in the scope of consolidation.

Rest of Europe. Net sales by our subsidiaries in the Rest of Europe segment increased by 7.1% to €291.3 million in 2005 compared with €272.0 million in 2004. This increase resulted from an 8.0% increase excluding the effects of changes in the scope of consolidation and using constant exchange rates together with a 0.6% increase due to favorable fluctuations in currency exchange rates partially offset by a 1.5% decrease due to changes in the scope of consolidation. In particular, net sales increased strongly in Eastern and Northern European countries.

United States and Canada.  Net sales by our subsidiaries in the United States and Canada segment increased by 8.6% to €289.1 million in 2005, compared with €266.2 million in 2004. This increase resulted primarily from (i) a 10.2% increase in net sales excluding the effects of changes in the scope of consolidation and using constant exchange rates, due to a continuing increase in sales in the residential market, encouraging sales in the commercial and industrial markets and (ii) a 3.1% increase in net sales due to changes in the scope of consolidation related to the consolidation of OnQ, partially offset by a decrease in net sales of 4.5% due to unfavorable fluctuations in currency exchange rates.

Rest of the World.  Net sales by our subsidiaries in the Rest of the World segment increased by 15.1% to €159.7 million in 2005 compared with €138.8 million in 2004. This increase resulted from a 8.7% increase in net sales excluding the effects of changes in the scope of consolidation and using constant exchange rates together with a 5.4% increase due to changes in the scope of consolidation and a 0.4% increase due to favorable fluctuations in currency exchange rates.

Excluding the effects of changes in the scope of consolidation and using constant exchange rates, the evolution of net sales by destination between the first six months of 2005 and the first six months of 2004 is as follows (sales by destination means all sales made to third parties by us in a given geographic market):

1st Half 2005
France	+ 5.6%
Italy	+ 3.4%
Rest of Europe	+ 7.8%
USA/Canada	+ 10.2%
Rest of the World	+ 9.9%
Total	+ 6.9%

Please refer to –“ Reconciliation of Net Sales – “above for a detailed calculation of the evolution of net sales excluding the changes in the scope of consolidation and using constant exchange rates.

Operating Expenses

Cost of goods sold

Our consolidated cost of goods sold increased by 4.6% to €826.5 million in 2005 compared with €790.4 million in 2004. The increase in consolidated cost of goods sold resulted primarily from:

•

an increase in the volume of raw materials and components purchased and in other manufacturing costs due to higher consolidated net sales and,

•

an increase in raw material prices partially offset by

•

continuous improvements in productivity including cost saving initiatives

Cost of goods sold as a percentage of consolidated net sales decreased to 51.2% in 2005 compared with 53.2% in 2004.

France. Cost of goods sold in the France segment increased by 1.7% to €223.6 million in 2005 compared with € 219.9 million in 2004. Cost of goods sold as a percentage of net sales, decreased to 43.9% in 2005 compared with 45.7% in 2004. Cost of goods sold increased principally due to an increase in the volume of raw materials and components purchased which increased in line with higher net sales and an increase in raw material prices partially offset by measures introduced to improve productivity.

Italy. Cost of goods sold in the Italy segment decreased by 5.2% to €150.9 million in 2005 compared with €159.2 million in 2004. As a percentage of net sales, cost of goods sold decreased to 45.3% in 2005 compared with 48.6% in 2004. The decrease in cost of goods sold resulted from productivity improvements together with changes in the scope of consolidation partially offset by an increase in the volume of raw materials and components purchased which increased in line with higher net sales and an increase in raw material prices.

Rest of Europe. Cost of goods sold in the Rest of Europe segment increased by 5.2% to €191.3 million in 2005 compared with €181.8 million in 2004. As a percentage of net sales, cost of goods sold decreased to 65.7% in 2005 compared with 66.8% in 2004. The increase in cost of goods sold reflects primarily an increase in the volume of raw materials and components purchased in line with higher net sales and an increase in raw material prices partially offset by improvements in productivity.

United States and Canada.  Cost of goods sold in the United States and Canada segment increased by 9.2% to €167.8 million in 2005 compared with €153.6 million in 2004. As a percentage of net sales, cost of goods sold increased to 58.0% in 2005 compared with 57.7% in 2004. The increase in cost of goods sold reflects primarily an increase in the volume of raw materials and components consumed in line with higher net sales and an increase in raw material prices partially offset by a decrease in the value of the dollar against the euro and a decrease in production expenses resulting from the closing of plants in 2004.

Rest of the World. Cost of goods sold in the Rest of the World segment increased by 22.4% to €92.9 million in 2005 compared with €75.9 million in 2004. As a percentage of net sales, the cost of goods sold increased to 58.2% in 2005 compared with 54.7% in 2004. This increase resulted primarily from an increase in materials and components consumed in line with higher net sales together with changes in the scope of consolidation and increases in raw material prices partially offset by the effects of restructuring actions in 2004.

Administrative and selling expenses

Our consolidated administrative and selling expenses increased by 9.7% to €418.1 million in 2005 compared with €381.1 million in 2004. This increase was principally driven by the increase in the administrative and selling expenses in the Rest of the World and USA/Canada segments.

As a percentage of net sales, consolidated administrative and selling expenses increased to 26.4% in 2005 compared with 25.6% in 2004.

France.  Administrative and selling expenses in the France segment increased by 6.7% to €148.7 million in 2005 from €139.3 million in 2004 reflecting primarily higher advertising and other commercial expenses to foster growth, higher commercial expenses in connection with higher sales and an increase in administrative expenses. As a percentage of net sales, administrative and selling expenses increased to 29.2% in 2005 compared with 28.9% in 2004.

Italy.  Administrative and selling expenses in the Italy segment increased by 8.9% to €72.4 million in 2005 compared with €66.5 million in 2004 reflecting primarily higher commercial expenses in connection with initiatives to foster growth and higher sales. As a percentage of net sales, administrative and selling expenses increased to 21.7% in 2005 compared with 20.3% in 2004.

Rest of Europe.  Administrative and selling expenses in the Rest of Europe segment increased by 2.7% to €74.9 million in 2005 from €72.9 million in 2004 due to the increase of costs related to higher commercial expenses in connection with higher sales and higher administrative expenses. As a percentage of net sales, administrative and selling expenses decreased to 25.7% in 2005 compared with 26.8% in 2004.

United States and Canada.  Administrative and selling expenses in the United States and Canada segment increased by 17.1% to €82.2 million in 2005 from €70.2 million in 2004 mainly due to the increase of costs related to advertising and other commercial expenses to foster sales partially offset by the decrease of the value of the US dollar against the euro. As a percentage of net sales, administrative and selling expenses increased to 28.4% in 2005 compared with 26.4% in 2004.

Rest of the World.  Administrative and selling expenses in the Rest of the World segment increased by 23.9% to €39.9 million in 2005 from €32.2 million in 2004 mainly due to changes in the scope of consolidation and to an increase in commercial and marketing expenses incurred to support our net sales. As a percentage of net sales, administrative and selling expenses increased to 25.0% in 2005 compared with 23.2% in 2004.

Operating income

Our consolidated operating income increased by 5.8% to €202.7 million in 2005 from €191.6 million in 2004. This increase in consolidated operating income resulted primarily from:

•

a 6.5% increase in consolidated net sales partially offset by,

•

a 4.6% increase in cost of goods sold;

•

a 9.7% increase in administrative and selling expenses and

•

a 2.9% increase in research and development expenses (from €125.7 million in 2004 to €129.3 million in 2005) due to an increase of expenses related to new product developments partially offset by  lower depreciation of re-valued intangible assets in 2005 compared with 2004 (some intangible assets were re-valued in 2002 in connection with the acquisition of Legrand SA and are depreciated using an accelerated method) .

Consolidated operating income as a percentage of consolidated net sales remained almost stable at 12.8% in 2005 from 12.9% in 2004.

France.  Operating income in the France segment increased by 27.3% to €63.9 million in 2005 compared with €50.2million in 2004. This increase reflects principally an increase in net sales partially offset by an increase in cost of goods sold, an increase in research and development expenses and an increase in administrative and selling expenses.

Italy.  Operating income in the Italy segment increased by 7.9% to €79.3 million in 2005 compared with €73.5 million in 2004. This increase was due principally to an increase in net sales, a decrease in cost of goods sold partially offset by an increase in administrative and selling expenses.

Rest of Europe.  Operating income in the Rest of Europe segment increased by 18.6% to €19.1 million in 2005 compared with €16.1 million in 2004 reflecting principally the impact of an increase in net sales partially offset by increases in cost of goods sold and administrative and selling expenses.

United States and Canada. Operating income in the United States and Canada segment decreased to €19.6 million in 2005 compared with €24.2 million in 2004. This decrease was due principally to an increase in commercial expenses to foster growth, restructuring charges related to the closure of a plant and the decrease of the US dollar against the euro.

Rest of the World.  Operating income in the Rest of the World segment decreased to €20.8 million in 2005 compared with €27.6 million in 2004. This decrease results principally from an increase in cost of goods sold and administrative expenses and an increase in selling expenses to support growth partially offset by an increase in net sales.

Net interest expense

Our consolidated net interest expense decreased to €87.7 million in 2005 (of which €78.3 million related to cash interests and €29.3 million related to Related Party Loan non-cash interest) from €116.9 million in 2004 (of which €94.4 million related to cash interest and €29.4 million related to Related Party Loan non-cash interest). Net interest expenses amounted to 5.5% of net sales in 2005 while net interest expenses amounted to 7.9% of net sales in 2004. The decrease in net interest expenses was due to lower levels of net debt and better financing conditions.

Income tax

Our consolidated income tax expenses increased to €37.3 million in 2005 from €32.5 million in 2004. In 2005, we recorded €91.0 million income before taxes, minority interests and equity in earnings of investees as a result of higher operating income and lower interest charges partially offset by higher other expenses. In 2004, we recorded a €65.6 million income before taxes, minority interests and equity in earnings of investees.

Net income

Our consolidated net income increased by 57.4% to €52.9 million in 2005 compared with €33.6 million in 2004, mainly resulting from:

•

a €11.1 million increase in operating income; and

•

a €29.2 million decrease in net interest expense, partially offset by:

•

 €14.9 million increase in other expenses and

•

a €4.8 million increase in income taxes.

Liquidity and Capital Resources

Historical cash flows

The table below summarizes our cash flows for the six months ended June 30, 2005 and 2004:

	As of June 30,	As of June 30,
	2005	2004
	(€ in millions)
Net cash provided from operating activities	116.9	199.2
Net cash provided from (used in) investing activities	(111.4)	24.6
Net cash (used in) provided from financing activities	10.0	(233.1)
Increase (reduction) in cash and cash equivalents	22.0	(9.0)
Capital expenditures	(49.3)	(43.1)

Net cash provided from operating activities

Net cash provided from operating activities decreased to €116.9million as of June 30, 2005 compared with €199.2 million as of June 30, 2004. The decrease in net cash provided from operating activities of €82.3 million in 2005 was mainly attributable to unfavorable changes in operating assets and liabilities partially offset by higher net income.

Net cash used in or provided from  investing activities

Net cash used in investing activities for the six months ended June 30, 2005 amounted to €111.4 million, compared with net cash provided from investing activities €24.6 million for the six months ended June 30, 2004. The increase in net cash used in investing activities is partially due to a €89.0 million increase in investments in consolidated and non-consolidated entities related to the recent acquisitions and to lower proceeds from sales of marketable securities and fixed assets.

Capital expenditures amounted to €49.3 million for the six months ended June 30, 2005, an increase of 14.4% from €43.1 million for the six months ended June 30, 2004.

Net cash provided from or used in financing activities

Our net cash provided from financing activities in 2005 amounted to €10.0 million, compared with net cash used in financing activities of €233.1 million in 2004. The increase in net cash provided from financing activities in 2005 reflected mainly the fact that no borrowings have been repaid in 2005.

Debt

Our gross debt (defined as the sum of TSDIs, related party loans, long-term borrowings and short-term borrowings, including commercial paper programs and bank overdrafts) amounted to €3,351.0 million as of June 30, 2005 compared to €3,512.8 million as of June 30, 2004. Our cash and cash equivalents and marketable securities amounted to €92.2 million as of June 30, 2005 compared to €70.9 million as of June 30, 2004. Our long term and short term restricted cash  amounted to €14.6 million as of June 30, 2005 compared to €110.2 million as of June 30, 2004. Our total net debt (defined as gross debt less cash and cash equivalents, marketable securities and restricted cash) amounted to €3,244.2 million as of June 30, 2005, compared to €3,331.7 million as of June 30, 2004.

The ratio of net debt to shareholders’ equity was 718% as of June 30, 2005 compared to 797% as of June 30, 2004.

Our borrowed funds consisted principally of the following as of June 30, 2005:

•

€48.7 million of indebtedness under the TSDIs. See “Subordinated Perpetual Notes(TSDIs)”;

•

€320.6 million under the 8.5% Yankee bonds. See “$400 million 8.5% Yankee bonds due February 15, 2025”;

•

€846.2 million related to the facility agreement;

•

€566.6 million of High Yield Notes. See “High Yield Notes;”

•

€1,305.1 million under a related party loan including accrued interest; and

•

other debt amounting to €263.8 million as of June 30, 2005, consisting of other borrowings and overdrafts and capital leases.

Under the credit facility, we have €700 million available under the revolving facility. As of June 30, 2005, €146.2 million is borrowed under the revolving facility and €553.8 million remains available for future borrowings.

Senior Credit Facility

In December 2004 Legrand Holding refinanced the €2,222 million senior secured facilities incurred in connection with the acquisition of Legrand SA in 2002 by a new €1,400 million syndicated loan facility .

Credit Facility

In December 2004 Legrand Holding refinanced the € 2,222 million senior secured facilities incurred in connection with the Acquisition of Legrand SA by a new € 1,400 million syndicated loan facility.

The € 1,400 million syndicated loan facility is made of (i) a 5 year multicurrency term loan in an amount up to € 700 million and (ii) a 5 year multicurrency revolving credit facility in an amount up to €700 million which mature in 2009.

Repayments of the 5 year multicurrency term loan are to be made in semi-annual instalments (in amounts of € 77.8 million) commencing on December 17, 2005. The revolving credit facility may be drawn at any time over its availability period and any drawings shall be repaid on the last day of their interest period.

The interest on the 5 year term loan and the 5 year revolving credit facility will be the aggregate of (i) a margin determined quarterly on the basis of the then current leverage ratio and (ii) the European Inter Bank Offered Rate (“EURIBOR”). The opening margin for the initial interest period ending 30th June 2005, will be 60 basis points. Interest is payable on the last day of each Interest Period or every six months in the case of interest periods  longer than six months.

Guarantee

The Facility is guaranteed by certain of our subsidiaries including Legrand SA, Legrand SAS, Legrand Netherlands BV and Legrand Holding Inc.

The obligations of each subsidiary guarantor extend to the ultimate balance of all amounts payable under the facility agreement, regardless of any intermediate payment or discharge in whole or in part. However, to comply with local laws, the obligations of the guarantors are subject to limitations on the amounts guaranteed (which may be contained in the facility agreement or an accession document by which a subsidiary becomes a guarantor under the facility agreement).

The shares of Legrand SA that are 100% owned by Legrand SAS, are pledged under the Facility Agreement.

Undertakings

The facility agreement contains certain negative undertakings that restrict us and each other obligor (and each obligor agrees to procure that its subsidiaries will comply with such undertakings) subject to certain customary and other agreed exceptions from, among other things:

•

amalgamating, merging or consolidating with or into any other person or being the subject of any reconstruction;

•

making any substantial change to the general nature of its business or the business of the group

•

selling, transferring or otherwise disposing of any of the business or any shares of a material subsidiary;

•

creating or permitting to subsist any security interest over any of its assets save for permitted exceptions;

•

entering into any joint venture, partnership or similar arrangement, other than investments in joint ventures not exceeding €150 million in aggregate outstanding at any one time;

•

incurring or permitting to be outstanding any financial indebtedness or allowing its subsidiaries to incur or permit to be outstanding any financial indebtedness save for permitted exceptions;

The facility agreement also requires each obligor to observe certain affirmative undertakings, related to (i) the maintenance of all consents, filings, authorizations and status and (ii) comply with all laws to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations under the finance documents.

Financial Covenants

The facility agreement contains financial covenants, comprising:

•

minimum net interest coverage.

•

maximum net debt leverage.

Conditions to further borrowings

With respect to both the term facility and revolving credit facility, drawings under such facilities are subject to the further conditions precedent that, on the date the drawdown is requested, and on the drawdown date, (i) no default has occurred and is continuing or will occur as a result of that drawing and (ii) certain representations and warranties specified in the facility agreement are repeated and are true with reference to the facts then existing, and will remain true immediately after the drawing is made.

Events of Default

The facility agreement sets out certain customary events of default, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments.

In  2004 and 2005, we entered into hedging arrangements for a notional amount of €1000 million pursuant to which the applicable variable interest rate payable on the Credit Facility was capped at 3.6%.

Subordinated Perpetual Notes (TSDIs)

In December 1990 and March 1992, Legrand SA, our Predecessor, issued TSDIs through private placements, in aggregate nominal value amounts of Fr3,000 million (€457 million) in 1990 and Fr2,000 million (€305 million) in 1992, respectively. The TSDIs were issued at par. They have no stated due date or maturity and Legrand has no obligation to redeem them unless it carries out a voluntary dissolution, is subject to liquidation, or a final judgment is entered ordering the sale of the entire business (cession totale de l’entreprise) of Legrand. Upon any redemption, payment of the principal amount of the TSDIs is subordinated to the payment in full of all other creditors, other than any outstanding participating loans (prêts participatifs) or participating securities (titres participatifs).

Legrand SA is required to pay interest semi-annually on the TSDIs at a rate indexed to EURIBOR or at a fixed rate for two series of TSDIs in an aggregate nominal value of Fr375 million (€57 million) for the first fifteen years following each issuance.  At the time of each issuance, Legrand SA entered into agreements with third parties under which the third parties agreed to purchase the TSDIs from the holders fifteen years after issuance.  The third parties agreed to waive all rights of interest on the TSDIs once they purchase them from the holders.  Accordingly, no further interest payments are due to the holders of the TSDIs after the 15th anniversary of the issuance.

In order to manage its exposure to fluctuations in interest rates, Legrand SA hedged its obligation to pay interest on the TSDIs using interest rate swaps. After accounting for these swap agreements, the effective annual interest rates on the TSDIs amounted to 9.6%, 10.7% and 10.3% of the average residual carrying value of the TSDIs in 2002, 2003 and 2004 respectively.

$400 million 8.5% Yankee bonds due February 15, 2025

On February 14, 1995, our predecessor issued $400 million principal amount of 8.5% debentures due February 15, 2025 (the “Yankee bonds”). Interest on the Yankee bonds is payable semi-annually in arrears on February 15 and August 15 of each year.

Upon issuance of the Yankee bonds, our predecessor entered into a 30-year swap agreement with a notional amount of $400 million (the “Yankee bond swap”). As a result, our interest payments due related to the Yankee bonds are computed based on the London inter-bank offered rate (“LIBOR”), plus a margin of 0.53% per annum (reset every 6 months, in arrear). The interest rate swap agreements require that Legrand SA post cash collateral in an account if the exposure of the counterparty under the swap agreements increases as calculated on a marked-to-market basis.

At the beginning of February 2003, we entered into cross currency interest rate swap with respect to the Yankee bonds pursuant to which the interest rate payable on $ 350 million principal amount was fixed at 4.6 % per year until 2008. The remaining $ 50 million still bear a floating coupon (LIBOR + 0.53%).

In April 2003, we entered into a swap novation agreement where we sold the 2008-2025 maturity bracket of the Yankee bond swap for cash consideration of €56.8million. As a result, from February 2008 onwards, our Yankee Bonds will pay a fixed 8.5 % coupon again. We may enter into additional interest rate swap arrangements with respect to our floating rate debt.

Pursuant to the interest rate swap arrangements entered into by us in connection with the TSDIs and the Yankee bonds, Legrand SA must post cash collateral if the swap counterparty's exposure to the credit risk of Legrand SA exceeds the then posted amounts, calculated on a marked to market basis every two weeks. However, the swap counterparty can require such posting only after its exposure exceeds a threshold tied to Legrand SA's credit rating. Following the Acquisition of Legrand SA, Legrand SA's credit rating resulted in the threshold being set at zero, and the counterparties' exposure resulted in Legrand SA being obliged to deposit €76 million in an account pledged for the benefit of the swap counterparty. Any further requirement to post cash collateral should arise solely from fluctuations in interest rates and not from further changes in Legrand SA's credit rating. In addition, Legrand SA has deposited €74 million in an account with the facility agent for the senior credit agreement which is available only for payments on the TSDIs and related hedging obligations or to provide cash collateral in relation to such hedging obligations. As a consequence of the execution of the ‘ Credit Facility Agreement’, this bank deposit has been released.

It is possible that Legrand SA may be required to provide additional collateral exceeding amounts already on deposit. As of June 30, 2005, we had €14.6 million on deposit related to these arrangements.

High Yield Notes

In February 2003, we issued $350.0 million of 10.5% senior notes due 2013 and €277.5million of 11.0% senior notes due 2013.  As of June 30, 2005, all of the notes remain outstanding.

Related Party Loan

In February 2003, we issued a subordinated shareholder PIK loan in the principal amount of €1,156 million subscribed by a subsidiary of the group’s ultimate parent company. This loan bears interest at 5% per annum and is payable in full, together with accrued interest, in 2026.

Restrictions on our subsidiaries’ ability to transfer funds to us.

Legrand SAS and its subsidiaries are restricted pursuant to the terms of the credit facility and an inter-creditor deed from making distributions, loans or other payments to us, except to pay interest on the subordinated inter-company loan and in certain other limited circumstances.

As a result of these restrictions, we may not be able to obtain funds from our subsidiaries by means other than the payments by Legrand SAS under a subordinated inter-company loan and in certain other limited circumstances.

Management believes that cash flows from the company’s operations will be sufficient to meet the costs of the various debt obligations discussed above.

Capital Expenditures

As of June 30, 2005, capital expenditures as percentage of consolidated net sales was 3.1% (compared with 2.9% as of June 30, 2004).

Research and Development

Management believes that research and development is essential to maintaining and strengthening our market position through product improvements and innovation and more efficient manufacturing processes. Our research and development expenditure totaled  €129.3 million in 2005 (equal to 8.2% of our consolidated net sales) and €125.7 million in 2004 (equal to 8.5% of our consolidated net sales). The increase in the research and development expenditure in 2005 compared to 2004 was as a result of higher expenses incurred to develop new products partially offset by the application of purchase accounting in connection with the acquisition.  In connection with the Acquisition, certain patents were revalued upwards and then amortized through an accelerated method. Year on year, the amortization of these purchase accounting adjustments is thus lower, reducing our research and development expenses. Excluding these purchase accounting entries, research and development expenditures totaled  €87.8 million in 2005 (equal to 5.5% of our consolidated net sales) and €78.8 million in 2004 (equal to 5.3% of our consolidated net sales)

Certain production facilities have dedicated research and development teams; however, a significant portion of our research and development focus is centralized in Limoges, France and Varese, Italy. As of December 31, 2004, 1,482 employees in approximately 16 countries were involved in research and development, of which over 52% were based in France, 26% in Italy and the remainder in other countries.

Trend Information

Please refer to “—Overview” for a discussion of the most significant recent trends in our production, sales, costs and selling prices.  In addition, please refer to discussions included in this Item for a discussions of known trends, uncertainties, demands, commitments or event that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results, results of operation, liquidity, capital expenditures or capital reserves that are material to investors.

Contractual Obligations

The following table summarizes the contractual obligations, commercial commitments and principal payments we and our subsidiaries had as of June 30, 2005.

		Historical Payments Due by Period
		Less than 1			After
As of June 30, 2005	Total	year	1-3 years	4-5 years	5 years

Long-term borrowings	1,836.4	155.6	413.0	379.5	888.3
Related party loan	1,305.1	—	—	—	1,305.1
Short-term borrowings	138.0	138.0	—	—	—
Capital lease obligations	22.8	7.7	11.3	2,1	1.7
Subordinated securities and the related loans (TSDIs)	48.7	29.7	19.0	—	—
Total contractual obligations	3,351.0	331.0	443.3	381,6	2,195.1

We believe that our operating cash flows, together with available capacity to borrow under the revolving credit facility, will be sufficient to fund our working capital needs, anticipated capital expenditures and debt service requirements as they become due for at least the next several years, although we cannot assure you that this will be the case. We require a significant amount of cash to service our debt. Our ability to generate sufficient cash depends on many factors beyond our control. In particular, future drawings under the revolving credit facility will be available only if, among other things, we meet the financial maintenance covenants included in the facility agreement. Our ability to meet those covenants will depend on our results of operations and certain factors outside of our control such as interest rates fluctuations and exchange rates variations.

Variations in Exchange Rates

A significant number of our non-French subsidiaries operate in countries with currencies other than the euro. Approximately 37% of our net sales in 2004 were denominated in currencies other than the euro (principally, the US dollar and the British pound). As a result, our consolidated operating results have been and could be in the future affected significantly by fluctuations in the exchange rates between the euro and such other currencies.

In order to prepare our consolidated financial statements, we must convert assets, liabilities, income and expenses that are accounted for in other currencies into euro. Therefore, fluctuations in foreign currency exchange rates affect such items in the consolidated financial statements, even if the value of the item remains unchanged in its original currency. To the extent that we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could cause our expenses to increase as a percentage of net sales, affecting our profitability and cash flows.

We use end-of-period exchange rates for the translation of balance sheet data and period average exchange rates for the translation of income statement and cash flows data. In translating financial statements of subsidiaries operating in highly inflationary economies, non-monetary assets are recorded at historical rates of exchange, and gains or losses arising from the translation of the financial statements of such subsidiaries are included in the consolidated income statement under “Other revenues (expenses).”

The table below sets forth the average daily value of the US dollar against the euro during the calendar years 2000, 2001, 2002, 2003 and 2004 and the six month periods ended June 30, 2004 and 2005. This exchange rate information is provided only for your convenience and does not represent the exchange rates used by us in the preparation of our consolidated financial statements.

	At end of	Average(1)
Period	Period	Rate	High	Low
	(€/$)
Year ended December 31, 2000	1.06	1.09	1.18	1.03
Year ended December 31, 2001	1.12	1.12	1.18	1.07
Year ended December 31, 2002	0.95	1.06	1.16	0.95
Year Ended December 31, 2003	0.79	0.89	0.97	0.79
Six month ended June 30, 2004	0.82	0.82	0.84	0.81
Year Ended December 31, 2004	0.74	0.81	0.85	0.73
Six month ended June 30, 2005	0.83	0.78	0.83	0.74

___________

 (1)

The average rate for the euro is calculated as the average of the month-end figures for the relevant year-long period.

We operate internationally and are therefore exposed to foreign exchange risk arising from various foreign currencies. Foreign currency denominated assets and liabilities together with firm and probable sales commitments give rise to foreign exchange exposure. Natural hedges are achieved, whenever management believes it appropriate, through the matching of funding costs to operating revenues in each of the major currencies in which we operate.

We periodically enter into foreign currency contracts to hedge commitments, transactions or foreign income. In recent years, hedging transactions entered into by us have principally involved certain intra-group sales between major foreign subsidiaries denominated in such subsidiaries’ respective local currencies. We do not currently hedge the net assets of our subsidiaries.

LEGRAND HOLDING SA  US GAAP

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

Summary

Consolidated statements of income US GAAP

	Legrand Holding SA
	Period from Jan 01, 2005 to June 30, 2005	Period from Jan 01, 2004 to Jun 30, 2004
	Euros, in millions

Net sales	1,582.6	1,486.2

Operating expenses
Cost of goods sold	(826.5)	(790.4)
Administrative and selling expenses	(418,1)	(381.1)
Research and development expenses	(129.3)	(125.7)
Other operating income (expense)	(6.0)	2.6

Operating income	202.7	191.6

Interest income (expense)	(87.7)	(116.9)
Other income (expense)	(24.0)	(9.1)

Income before taxes, minority interests
and equity in earnings of investees	91.0	65.6

Income taxes	(37.3)	(32.5)

Net income before minority interests
and equity in earnings of investees	53.7	33.1

Minority interests	(1.2)	(0.8)
Equity in earnings of investees	0.4	1.3

Net income attributable to Legrand Holding	52.9	33.6

Consolidated balance sheets US GAAP

	Legrand Holding SA
	June 30, 2005	Dec 31, 2004
	Euros, in millions

ASSETS

Current assets
Cash and cash equivalents	90.3	68.3
Marketable securities	1.9	13.1
Restricted cash	14.6	27.0
Trade accounts receivable	634.4	495.7
Deferred income taxes	35.6	30.3
Other current assets	121.9	132.2
Inventories	482.6	422.0
Total current assets	1,381.3	1,188.6

Property, plant and equipment, net	815.4	816.0
Investments	69.2	18.4
Goodwill	1,417.3	1,331.1
Trademarks, net	1,550.2	1,526.3
Developed Technology, net	294.1	337.7
Mirror swaps	19.0	24.8
Swap associated with TSDI 3	0.7	0.9
Swap associated with other borrowings	36.8	40.5
Deferred income taxes	40.2	32.6
Other non-current assets	41.5	38.9
Total non current assets	4,284.4	4,167.2

Total assets	5,665.7	5,355.8

	Legrand Holding SA
	June 30, 2005	Dec 31, 2004
	Euros, in millions

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term borrowings	301.3	203.6
Accounts and notes payable	361.5	311.3
Deferred income taxes	3.7	3.8
Other current liabilities	399.1	380.5
Total current liabilities	1,065.6	899.2

Deferred income taxes	737.4	687.5
Other non-current liabilities	242.4	229.3
Borrowings	1,695.9	1,686.8
Swap fair value associated with TSDI	57.7	80.8
Swap fair value associated with other borrowings	50.2	78.3
Subordinated securities	48.7	68.9
Related party loan (PIK)	1,305.1	1,275.8

Minority interests	11.1	7.5

Shareholders' equity
Capital stock	759.4	759.4
Accumulated deficits	(219.4)	(273.0)
Translation reserve	(88.4)	(144.7)
	451.6	341.7

Total liabilities and shareholders' equity	5,665.7	5,355.8

Consolidated statements of cash flows US GAAP

	Legrand Holding SA
	Period from Jan 01, 2005 to June 30, 2005	Period from Jan 01, 2004 to Jun 30, 2004
	Euros, in millions

Net income attributable to Legrand Holding	52.9	33.6
Reconciliation of net income to net cash provided from
(used in) operating activities :
- depreciation of tangible assets	70.5	72.6
- amortization of intangible assets	55.0	67.1
- financing charges amortization	1.5	0.0
- changes in long-term deferred taxes	(4.6)	(5.3)
- changes in other long-term assets and liabilities	11.3	(5.1)
- minority interests	1.2	0.8
- equity in earnings of investees	(0.4)	(1.3)
- other items having impacted the cash	26.3	36.3
(Gains) losses on fixed asset disposals	2.6	(6.3)
Changes in operating assets and liabilities, net of effect
of investments in consolidated entities :
- inventories	(34.4)	(25.6)
- accounts receivable	(111.8)	(73.5)
- accounts and notes payable	40.2	76.7
- other operating assets and liabilities	6.6	29.2
Net cash (used in) provided from operating activities	116.9	199.2

Net proceeds from sales of fixed assets	2.1	28.6
Capital expenditures	(49.3)	(43.1)
Proceeds from sales of marketable securities	24.6	43.9
Investments in marketable securities	(0.7)	(5.7)
Investments in consolidated entities	(31.1)	0.0
Investments in non-consolidated entities	(57.0)	0.9
Net cash (used in) provided from investing activities	(111.4)	24.6

Related to shareholders' equity :
- capital increase	0.0	0.0
- dividends paid by Legrand Holding's subsidiaries	(1.0)	(0.5)
Other financing activities :
- reduction of subordinated securities	(20.2)	(19.7)
- new borrowings	120.1	5.0
- repayments of borrowings	(100.0)	(207.1)
- increase (reduction) of bank overdrafts	11.1	(10.8)
Net cash (used in) provided from financing activities	10.0	(233.1)

Net effect of currency translation on cash	6.5	0.3
Increase (reduction) of cash and cash equivalents	22.0	(9.0)
Cash and cash equivalents at the beginning of the period	68.3	67.9
Cash and cash equivalents at the end of the period	90.3	58.9

Cash interests for the period	78.3	94.4
Income taxes paid for the period	30.5	16.7

Accounting policies and details

1)

Basis of presentation and accounting policies

The Group’s consolidated condensed financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

In the opinion of management, the accompanying consolidated financial statements of the Group contain all adjustments necessary to present fairly, in all material respects, the Group’s consolidated financial position as of June 30, 2005, and the consolidated results of operations and cash flows for the six months period ended June 30, 2005. All such adjustments are deemed to be of a normal recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Legrand Holding SA’s Annual Report on Form 20-F for the year ended December 31, 2004.

2)

Inventories

Inventories are comprised of the following:

	Legrand Holding SA
	June 30, 2005	Dec 31, 2004
	Euros, in millions

Purchased raw materials and parts	166.2	143.6
Sub-assemblies, work-in-process	96.4	93.2
Finished goods	285.2	246.9
	547.8	483.7
Less : allowances	(65.2)	(61.7)
	482.6	422.0

3)

Investments

	Legrand Holding SA
	June 30, 2005	Dec 31, 2004
	Euros, in millions

Investments	69.2	18.4

The main variation of the investments is related to the recent Group’s acquisitions, Van Geel and Zucchini.

4)

Long-term borrowings

Long-term borrowings are comprised of the following:

	Legrand Holding SA
	June 30, 2005	Dec 31, 2004
	Euros, in millions

Facility Agreement	690.6	847.5
High-yield notes	566.6	535.7
8 ½% debentures	320.6	285.2
Other long-term borrowings	118.1	18.4
	1,695.9	1,686.8

5)

Short-term borrowings

Short-term borrowings are comprised of the following:

	Legrand Holding SA
	June 30, 2005	Dec 31, 2004
	Euros, in millions

Current portion of long-term debt	155.6	81.0
Current portion of capital leases	7.7	7.3
Bank overdrafts	85.1	80.9
Other short-term borrowings	52.9	34.4
	301.3	203.6

6)

Commitments and contingencies

The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

BTicino SpA litigation

In the second half of 2001, approximately 180 current and former employees of BTicino SpA, (BTicino), our primary Italian subsidiary, commenced two class actions and three individual suits against the Italian social security agency for early retirement payments citing alleged exposure to asbestos during the manufacture of products at our Torre del Greco facility. BTicino, as the employer, is a party to the suit, as is customary under Italian law. Pursuant to Italian law, if the employees prove long-term (at least 10 years) exposure to asbestos, they may be entitled to retire early and, as a result, could receive higher retirement payments over the course of their retirement, which the social security agency could seek to recover from the Group. Management believes the risk of loss to the Group is remote.

Legal proceeding

In October 2003 an action was brought against us and two other major suppliers of back-wires in the United States alleging that one of our products, quick connect receptacle, is not suitable for consumption and should be withdrawn from the United States markets and all production should be discontinued.

We have responded to these allegations and fixed a counterclaim, as we believe that this claim is unsubstantiated. The quick connect receptacle has been sold in the United States over the past years and during such period no accidents have been reported in connection with the use of such receptacles. In addition we do not believe that the claimant has evidence of damages nor has the claimant alleged any damages or accidents from the receptacle use in this claim . This litigation is currently being considered by the Superior Court of the State of California and the United States District Court of South Carolina Charleston Division as to certain procedural matters. At this time and although the Company believes the claims are unsubstantiated, it is too early to assess the eventual outcome of this situation.

Future rental commitments

The Group uses certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under non-cancellable leases are detailed below:

	Legrand Holding SA
	Jun 30, 2005	Dec 31, 2004
	Euros, in millions
Payable within one year	22.6	18.3
Payable in one to two years	16.4	16.1
Payable in two to three years	12.7	13.1
Payable in three to four years	8.5	6.5
Payable in four to five years	7.4	4.1
Subsequent years	13.5	11.7
	81.1	69.8

7)

Stock-options

The Company has one stock option plan under which stock options may be granted to purchase a specified number of common shares of the Company at an exercise price of € 1.00/share for options granted during the years 2003 and 2004, and € 1.40/share for options granted during 2005, this for a term of 9 years.  Pursuant to the terms of the plan, stock options may be granted, at the discretion of the board of directors, to substantially all employees.  Employees may not vest in any options, except upon the occurrence of certain specified events, prior to the eight-year anniversary of the date of grant.  In addition, the vesting of options is contingent upon the internal rate of return achieved with respect to Lumina Parent’s (the Company’s ultimate parent) investment in the Company.  As of June 30, 2005, the Company had 882,653 options available for grant pursuant to existing authorizations under approved plans.

The Group applied FAS 123R since January 1st, 2005 and in consequence recorded a charge of € 1.5 million as at June 30, 2005. Application of FAS 123R would have had no material impact on 2004 financial statements.

A summary of the activity pursuant to the Company’s stock option plan is presented below :

Nature of the plan : subscription

Balance at the end of 2002	0

Options granted	9,555,516
Options exercised	0
Options cancelled	(597,000)
Balance at the end of 2003	8,958,516

Options granted	2,298,200
Options exercised	0
Options cancelled	(602,200)
Balance at the end of 2004	10,654,516

Options granted	810,000
Options exercised	0
Options cancelled	0
Balance as of June 30, 2005	11,464,516

None of the outstanding options is exercisable as of June 30, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A

Date: July 29, 2005	By:	//s/ PATRICE SOUDAN

Name: Patrice Soudan
Title: Chief Financial Officer